Mail Stop 6010

July 10, 2007

<u>Via Facsimile and U.S. Mail</u>

Morning Wu
Acting Chief Financial Officer
Semiconductor Manufacturing International Corp.
18 Zhangjiang Road
Pudong New Area
Shanghai, China 201203

>   **Re: Semiconductor Manufacturing International Corporation**
>   **Form 20-F for the year ended December 31, 2006**
>   **File No. 1-31994**

Dear Ms. Wu:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 20-F for the Year Ended December 31, 2006</u>

Consolidated Balance Sheets, page F-3

1.   Please refer to our prior comment 1 from our letter dated August 4, 2006 and your
      response in your letter dated August 16, 2006. Contrary to your response, we
      note that you continue to present two measures, "Net current assets" and "Total
      assets less current liabilities" on the face of this statement. This presentation is
      not consistent with the requirements of Article 5 of Regulation S-X. Please
      remove the measures in all future filings. You may present the measures in a note
      to the financial statements or in the five year selected financial data table required
      by Item 301 of Regulation S-K.

Note 17. Income Taxes, page F-35

2.   You state that as a result of strategic tax planning that became effective in 2006,
      you recorded a deferred tax asset of $33.7 million relating to a temporary
      difference between the tax and book bases of certain assets. We note that you
      recorded a valuation allowance of $8.4 million relating to this deferred tax asset,
      resulting in a net income tax benefit of $23.5 million for 2006. Please address the
      following:

      •   Describe to us the tax planning strategies that became effective in 2006 and
          how these strategies resulted in a deferred tax asset of $33.7 million.
      •   Tell us how that strategy relates to the $33.7 million deferred tax asset related
          to depreciation of fixed assets.
      •   Tell us and revise future filings to disclose in more detail the basis for your
          conclusion that it is more likely than not that you will realize the net deferred
          tax asset. In this regard, tell us how you considered the guidance in paragraph
          23 of SFAS 109.

                              * * * * * * * *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on
EDGAR. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require. Since the company and its management are in possession

of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Vaughn, Branch Chief, at (202) 551-3643 or me at (202) 551-3671 if you have questions regarding these comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant